As filed with the Securities and Exchange Commission on November 21, 2013

No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE

INVESTMENT COMPANY ACT OF 1940 GRANTING EXEMPTIONS FROM

SECTIONS 18(a) AND 61(a) OF THE ACT

MONROE CAPITAL CORPORATION

MONROE CAPITAL CORPORATION SBIC, LP

MCC SBIC GP, LLC

and

MONROE CAPITAL BDC ADVISORS, LLC

311 South Wacker Drive, Suite 6400

Chicago, Illinois 60606

(312) 258-8300

All Communications, Notices and Orders to:	Copies to:
Theodore L. Koenig	Jonathan H. Talcott
Chief Executive Officer	Janis F. Kerns
Monroe Capital Corporation	Nelson Mullins Riley & Scarborough LLP
311 South Wacker Drive	101 Constitution Avenue, NW
Suite 6400	Suite 900
Chicago, Illinois 60606	Washington, DC 20001
(312) 258-8300	(202) 712-2806
(202) 712-2813

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the matter of	) )

MONROE CAPITAL CORPORATION

MONROE CAPITAL CORPORATION SBIC, LP

MCC SBIC GP, LLC

and

MONROE CAPITAL BDC ADVISORS, LLC

311 South Wacker Drive, Suite 6400

Chicago, Illinois 60606

(312) 258-8300

File No. 812-

Investment Company Act of 1940

	) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING EXEMPTIONS FROM SECTIONS 18(a) AND 61(a) OF THE ACT

Monroe Capital Corporation (the “Corporation”), the Corporation’s investment adviser, Monroe Capital BDC Advisors, LLC (“Monroe Advisor”) and the Corporation’s subsidiaries, MCC SBIC GP, LLC (the “General Partner”) and Monroe Capital Corporation SBIC, LP (“Monroe SBIC,” and collectively with the Corporation, Monroe Advisor and the General Partner, the “Applicants”), hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”)1 granting exemptions from Sections 18(a) and 61(a).

The relief requested in this application (the “Application”) would permit the Corporation to adhere to a modified asset coverage requirement under Section 61 of the 1940 Act with respect to any direct or indirect wholly owned subsidiary of the Corporation (each, a “Subsidiary” and, collectively, the “Subsidiaries”) that is licensed by the Small Business Administration (“SBA”) to operate under the Small Business Investment Act of 1958 (“SBIA”) as a small business investment company (“SBIC”) and relies on Section 3(c)(7) for an exemption from the definition of “investment company” under the 1940 Act (each, an “SBIC Subsidiary” and, collectively, the “SBIC Subsidiaries”).

Any existing entities that currently intend to rely on the Order have been named as Applicants, and any other existing or future entities that may rely on the Order in the future would comply with the terms and condition of the Application.

I.	GENERAL DESCRIPTION OF APPLICANTS

A.	The Corporation

The Corporation was organized under the General Corporation Law of the State of Maryland on February 9, 2011 and is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”)2 under the 1940 Act. In addition, for tax purposes the Corporation has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future. The Corporation is externally managed and advised by Monroe Advisor. The Corporation’s principal place of business is 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606.

1 Unless otherwise indicated, all section references are to the 1940 Act.

2 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

In connection with the Corporation’s initial public offering of common stock (the “IPO”), the Corporation filed a registration statement on Form N-2 (File No. 333-172601) (the “N-2”) and a notice under Form N-6F to be subject to Sections 55 through 65 of the 1940 Act. On October 23, 2012 the Corporation filed a registration statement on Form 8-A to register its common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”). The registration statement was declared effective on October 24, 2012. Accordingly, the Corporation is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act. The Corporation’s common stock is listed on the NASDAQ Global Market and trades under the ticker symbol “MRCC.”

The Corporation’s investment objective is to maximize the total return to our stockholders in the form of current income and capital appreciation through investment in senior, unitranche and junior secured debt and, to a lesser extent, unsecured subordinated debt and equity investments. The Corporation intends to achieve its investment objective by making secured loans to middle market companies, with a primary focus on lending to lower middle market companies.

The Corporation’s business and affairs are managed under the direction of the board of directors of the Corporation (the “Board”). The Board currently consists of seven members, four of whom are not “interested persons” of the Corporation within the meaning of Section 2(a)(19) of the 1940 Act. As of August 30, 2013, the Corporation had no employees and four officers. As discussed below, Monroe Advisor serves as the investment adviser to the Corporation.

B.	Monroe Advisor

Subject to the overall supervision of the Board, Monroe Advisor, a Delaware limited liability company, serves as the external investment adviser to the Corporation pursuant to an investment advisory agreement that satisfies the requirements of Sections 15(a) and (c) of the 1940 Act and that is dated October 24, 2012. Monroe Advisor is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. Monroe Advisor manages the assets of the Corporation. The investment professionals of Monroe Advisor are responsible for determining the composition of the Corporation’s portfolio, the nature and timing of the changes to the portfolio and the manner of implementing such changes; assisting the Corporation in determining what securities it should purchase, retain or sell; identifying, evaluating, and negotiating the structure of the investments that the Corporation makes (including performing due diligence on prospective portfolio companies); and executing, closing, servicing and monitoring the investments that the Corporation makes.

C.	Monroe SBIC and the General Partner

Monroe SBIC was organized as a limited partnership under the Delaware Revised Uniform Limited Partnership Act (6 Del. C. Sections 17-101, et seq.) on June 7, 2013 and commenced operations on September 16, 2013. The General Partner was organized as a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. Sections 18-101, et seq.) on June 7, 2013. The Corporation directly owns 99 percent of Monroe SBIC in the form of a limited partnership interest in Monroe SBIC. Since Monroe SBIC’s inception, the General Partner has been the general partner of Monroe SBIC and owns 1 percent of Monroe SBIC in the form of a general partnership interest. The Corporation owns 100 percent of the General Partner’s equity interests. As a result, the Corporation, directly or indirectly through the General Partner, wholly owns Monroe SBIC. The Corporation has appointed Monroe Advisor as the sole manager of the General Partner. The General Partner may serve as the general partner of future SBIC Subsidiaries.

The Corporation, on behalf of Monroe SBIC, submitted an application to the SBA on July 3, 2013 for a license to operate as an SBIC (the “SBIC Application”) and the SBA accepted the SBIC Application for filing on July 25, 2013. The SBIC Application is currently pending. The Applicants hereby represent that they will not rely on the order until the SBIC Application has been approved.

Monroe SBIC has the same investment objective and strategies as the Corporation, as summarized above. The investment and exit decisions and day-to-day investment activities of Monroe SBIC are managed by Monroe Advisor as the manager of the General Partner. The General Partner has operated and will operate Monroe SBIC for the same investment purposes, and Monroe SBIC has in the past invested and in the future will invest in the same kinds of securities as the Corporation. Monroe SBIC is not registered under the 1940 Act as it relies on the exclusion from the definition of investment company contained in Section 3(c)(7) of the 1940 Act.

As an SBIC, each SBIC Subsidiary will be examined periodically by the SBA’s staff to determine its compliance with SBIC regulations. In addition, each SBIC Subsidiary will be audited on an annual basis by a third-party accounting firm. SBICs are designed to stimulate the flow of capital to eligible small businesses. Under present SBA regulations, eligible small businesses include businesses that have a tangible net worth not exceeding $18 million and have average net income after federal taxes not exceeding $6 million for the two most recent fiscal years. In addition, an SBIC must devote generally at least 25 percent of its investment activity to “smaller” concerns as defined by the SBA. A smaller concern is one that has a tangible net worth not exceeding $6 million and has average net income after federal taxes not exceeding $2 million for the two most recent fiscal years. SBA regulations also provide alternative size criteria to determine eligibility, which depend on the industry in which the business is engaged and typically include such factors as number of employees or gross sales. According to SBA regulations, SBICs may make long-term loans to small businesses or invest in the equity securities of such businesses. In addition to size criteria, SBA regulations also contain other limitations, including limits related to permitted industries, terms of investment, conflicts of interest and co-investments.

II.	REQUESTED RELIEF

A.	Sections 6(c) and 18

1.	Section 6(c)

Section 6(c) authorizes the Commission to exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provision or provisions of the 1940 Act or of any rule or regulation thereunder if, and to the extent that such exemption is necessary or appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.	Section 18

Section 18(a) prohibits a registered closed-end investment company from issuing any class of senior security or selling any such security of which it is the issuer, unless it complies with the asset coverage requirements set forth in that Section. “Asset Coverage” is defined in Section 18(h) to mean, with respect to a class of senior security representing an indebtedness of an issuer, the ratio that the value of the total assets of an issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer. Under the provisions of Section 18(a)(1)(A), senior securities of closed-end investment companies representing indebtedness must have an asset coverage of 300 percent immediately after their issuance or sale. Section 61(a) applies Section 18 to a BDC to the same extent as if the BDC were a registered closed-end investment company, subject to certain exceptions. One of the exceptions provides that the asset coverage requirement of Section 18(a)(1)(A) applicable to BDCs is 200 percent.

        Section 18(k) makes the asset coverage and other requirements of subparagraphs (A) and (B) of paragraph (1) of Section 18(a) inapplicable to investment companies operating under the SBIA. However, companies operating under the SBIA, such as Monroe SBIC and any SBIC Subsidiary, are subject to the SBA’s substantial regulation of permissible leverage in their capital structure. An SBIC with outstanding SBA financial assistance may not incur any secured, third-party debt or refinance any debt with secured, third-party debt without the prior written approval of the SBA. Monroe SBIC is (and any other SBIC Subsidiary would be) regulated by the SBA and operates under the SBIA. There is no difference in the SBA’s regulation of Monroe SBIC or other SBIC Subsidiaries due to the fact that it and any other SBIC Subsidiaries will not be registered under the 1940 Act or be BDCs.

3.	Need for Relief

The Corporation is a closed-end investment company for purposes of Section 18 of the 1940 Act, which is made applicable to BDCs by Section 61(a) thereof. Since Monroe SBIC is, and other SBIC Subsidiaries would be, Subsidiaries of the Corporation, the Corporation may be required to comply with the asset coverage requirements of Section 18(a) (as modified by Section 61(a) for BDCs) on a consolidated basis, because the Corporation may be deemed to be an indirect issuer of any class of senior security issued by Monroe SBIC or another SBIC Subsidiary. Applying Section 18(a) (as modified by Section 61(a)) on a consolidated basis generally would require that the Corporation treat as its own all assets held directly either by itself, by Monroe SBIC, or by another SBIC Subsidiary and also treat as its own any liabilities of the Corporation, Monroe SBIC and the other SBIC Subsidiaries (with intercompany receivables and liabilities eliminated).

4.	Requested Order

Solely for the purposes of the requested relief, the Corporation seeks to treat Monroe SBIC and any other SBIC Subsidiaries as if each were a BDC subject to Sections 18 and 61 of the 1940 Act. Accordingly, the Corporation respectfully requests an Order pursuant to Section 6(c) of the 1940 Act exempting the Corporation from the provisions of Section 18(a), as modified by Section 61(a), such that senior securities issued by each SBIC Subsidiary that would be excluded from its individual asset coverage ratio by Section 18(k) if it were itself a BDC would also be excluded from the Corporation’s consolidated asset coverage ratio. Because the SBIC Subsidiary would be entitled to rely on Section 18(k) if it were a BDC, there is no policy reason to deny the benefit of that exemption to the Corporation. The Applicants believe that the Order requested in this Application would, if granted, be consistent with orders previously issued by the Commission pursuant to, and satisfies the standards set forth in, Section 6(c) of the 1940 Act.3

B.	Condition

The Applicants agree that any Order granting the requested relief will be subject to the following condition:

1. The Corporation shall not issue or sell any senior security, and the Corporation shall not cause or permit Monroe SBIC or any other SBIC Subsidiary to issue or sell any senior security of which the Corporation, Monroe SBIC or any other SBIC Subsidiary is the issuer except to the extent permitted by Section 18 (as modified for BDCs by Section 61) of the 1940 Act; provided that, immediately after the issuance or sale by any of the Corporation, Monroe SBIC or any other SBIC Subsidiary of any such senior security, the Corporation, individually and on a consolidated basis, shall have the asset coverage required by Section 18(a) of the 1940 Act (as modified by Section 61(a)). In determining whether the Corporation has the asset coverage on a consolidated basis required by Section 18(a) of the 1940 Act (as modified by Section 61(a)), any senior securities representing indebtedness of an SBIC Subsidiary if that SBIC Subsidiary has issued indebtedness that is held or guaranteed by the SBA shall not be considered senior securities and, for purposes of the definition of “asset coverage” in Section 18(h), shall be treated as indebtedness not represented by senior securities.

3 See, e.g., Medley Capital Corporation, File No. 812-14019, IC-30234 (Oct. 16, 2012) [notice] and IC-30262 (November 14, 2012) [order]; Saratoga Investment Corporation, et al., File No. 812-14022, IC-30145 (July 23, 2012) [notice] and IC-30171 (Aug. 20, 2012) [order]; Horizon Technology Finance Corporation, File No. 812-13876, Ic-29777 (August 31, 2011) [notice] and IC-29821 (Sept. 27, 2011) [order]; Golub Capital BDC, Inc., File No. 812-13794, IC-29756 (Aug. 16, 2011) [notice] and IC-29786 (Sept. 13, 2011) [order]; and PennantPark Investment Corporation, et al., File No. 812-13772, IC-29665 (May 6, 2011) [notice] and IC-29686 (June 1, 2011) [order].

III.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and Order to:

Theodore L. Koenig

Chief Executive Officer

Monroe Capital Corporation

311 South Wacker Drive

Suite 6400

Chicago, Illinois 60606

(312) 258-8300

Please address any questions and a copy of any communications concerning this Application, the Notice and Order to:

Jonathan H. Talcott

Janis F. Kerns

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue, NW

Suite 900

Washington, DC 20001

(202) 712-2806

(202) 712-2813

B.	Authorizations

All requirements for the execution and filing of this Application have been complied with and the person executing and filing this Application is fully authorized to do so. The Board of Directors of the Corporation, on behalf of the Corporation, authorized the filing of this Application pursuant to the resolutions attached as Exhibit A. The General Partner of Monroe SBIC, on behalf of Monroe SBIC, authorized the filing of this Application and all actions necessary to authorize the filing of this Application have been taken. The managing member of Monroe Advisor, on behalf of Monroe Advisor, authorized the filing of this Application and all actions necessary to authorize the filing of this Application have been taken. The managers of the General Partner, on behalf of the General Partner, authorized the filing of this Application and all actions necessary to authorize the filing of this Application have been taken. The person executing the Application on behalf of the Company, Monroe SBIC, the General Partner and Monroe Advisor, states that he has duly executed the attached Application for and on behalf of each of the Applicants; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize the execution and filing of the Application have been taken.

Pursuant to the requirements of the 1940 Act, the Applicants have signed this Application on the 21st day of November, 2013.

MONROE CAPITAL CORPORATION

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Chief Executive Officer

MONROE CAPITAL BDC ADVISORS, LLC

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Managing Member

MONROE CAPITAL CORPORATION SBIC, LP By: MCC SBIC GP, LLC, its general partner

By: MONROE CAPITAL CORPORATION, its Manager

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Chief Executive Officer

MCC SBIC GP, LLC By: MONROE CAPITAL CORPORATION, its Manager

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Chief Executive Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated November 21, 2013, for and on behalf of Monroe Capital Corporation, Monroe Capital Corporation SBIC, LP, MCC SBIC GP, LLC and Monroe Capital BDC Advisors, LLC, as the case may be, that he holds the office with such entity as indicated below and that all actions by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

MONROE CAPITAL CORPORATION

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Chief Executive Officer

MONROE CAPITAL BDC ADVISORS, LLC

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Managing Member

MONROE CAPITAL CORPORATION SBIC, LP By: MCC SBIC GP, LLC, its general partner

By: MONROE CAPITAL CORPORATION, its Manager

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Chief Executive Officer

MCC SBIC GP, LLC By: MONROE CAPITAL CORPORATION, its Manager

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Chief Executive Officer

EXHIBIT A

Resolutions of the Board of Directors

RESOLVED, that the Proper Officers be, and each of them hereby is, authorized, empowered and directed to execute and cause to be filed with the U.S. Securities and Exchange Commission any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any related documents, including but not limited to requests for no-action relief or interpretive positions under the Investment Company Act of 1940, as amended (the “1940 Act”), or any other applicable federal or state securities law, as such Proper Officers, in their sole discretion, deem necessary, appropriate, or advisable in order to effectuate such actions or pursue such activities or transactions on behalf of the Company.

RESOLVED, that the officers of the Corporation be, and each of them hereby is, authorized and empowered, by and on behalf of the Corporation as the sole member or manager of any wholly owned subsidiary of the Corporation, and in its name, to execute and cause to be filed with the U.S. Securities and Exchange Commission any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any related documents, including but not limited to requests for no-action relief or interpretive positions under the Investment Company Act of 1940, as amended (the “1940 Act”), or any other applicable federal or state securities law, as such officers, in their sole discretion, deem necessary or appropriate to effect such actions or pursue such activities or transactions on behalf of the Corporation.